PUNCH TV STUDIOS RESPONDS TO SEC NOTICE

FOR IMMEDIATE RELEASE

INGLEWOOD, Calif., - (January 10, 2018). On April 5, 2016, the Securities and Exchange Commission (“SEC”) qualified the Punch TV Studios Regulation A equity offering. Regulation A is a revision under the JOBS Act that allows a smaller company to raise up to $50 million through an equity offering to the general public with far less regulation than a traditional IPO. On Wednesday, October 4, 2017, Punch closed its offering. Since that time, Punch TV Studios has been actively expanding its business activities toward the goal of increasing the overall net worth of the company and, ultimately the value of its stock.

An administrative error involving the qualifications of the CPA who audited our financial statements triggered a routine inquiry by the SEC, with which Punch fully cooperated. On January 10, 2018, these circumstances resulted in a temporary suspension of our Regulation A exemption. Should Punch choose to do so, it will be allowed to resume sale of its stock under this exemption in nine months.

We are posting a copy of the order on our website. We urge our current stockholders not be concerned about this error. Several factors support the conclusion that this suspension does not affect Punch TV Studios, its operations or the potential value of its stock.

First, Punch TV has not planned to sell additional stock under the Regulation A exemption after October 4, 2017, the date the offer closed. Accordingly, even when the nine-month suspension period has expired, Punch TV Studios has no intentions of reopening this offering.

Second, this does not affect our operations in any way. Punch TV Studios remains fully operational and, on a daily basis, is engaging in business activities, including the production of our films and television programs, the operation of our broadcast stations, and our animation subsidiary, Punch Animation, Inc. These activities will ultimately result in an increase in the value of our stockholders’ wealth.

Finally, this does not affect our revenue or stock. Punch TV Studios will, in the near future, begin to trade its stock as the business activities begin to generate profits.

Punch TV Studios appreciates all those who decided to join our family of stockholders. Our shareholders will begin receiving our weekly newsletter starting Friday, January 12, 2018. This newsletter will keep our shareholders up-to-date of all business activities that are being completed on behalf of our investors.

Again, we wish to thank our supporters for being a part of this very exciting journey on which we have embarked.

Media Contact

Annie Rivera

arivera@punchtvstudios.com

(310) 419-5914

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